EX 21.1
Subsidiaries of WillScot Mobile Mini Holdings Corp.

The following is a listing of Subsidiaries of WillScot Mobile Mini Holdings Corp., including the name under which they do business and their jurisdictions of incorporation, as of December 31, 2020.

Company Name	Jurisdiction of Incorporation
Acton Mobile Holdings LLC	Delaware
New Acton Mobile Industries, LLC	Delaware
ModSpace Financial Services Canada, Ltd	Ontario, Canada
ModSpace Government Financial Services, LLC	Delaware
Modular Space, LLC (f/k/a Modular Space Corporation)	Delaware
Onsite Space LLC (d/b/a Tyson Onsite)	Indiana
Resun Chippewa, LLC	Delaware
Resun ModSpace, LLC	Delaware
Williams Scotsman Holdings Corp.	Delaware
WS Equipment II, LLC	Delaware
Williams Scotsman, Inc.	Maryland
Williams Scotsman International, Inc.	Delaware
Williams Scotsman Mexico S. de R. L. de C.V.	The Federal District (Mexico City)
Williams Scotsman of Canada, Inc.	Ontario, Canada
WS Servicios de Mexico, S. de R. L. de C.V.	The Federal District (Mexico City)